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SEC Processing Section

MAR 02 2017

Washington DC 416

FORM X-17A-5
PART III

SEC FILE NUMBER
8-45380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTFOLIO RESOURCES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE, SUITE 903
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONIO CAMEJO — 305 372-0299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

900 S. PINE ISLAND ROAD, SUITE 110	FT. LAUDERDALE	FLORIDA	33324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANTONIO CAMEJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTFOLIO RESOURCES GROUP, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON L. VERNON
MY COMMISSION # FF 158390
EXPIRES: September 9, 2018
Bonded Thru Notary Public Underwriters

A Camejo
Signature

PRESIDENT
Title

Sharon L. Vernon
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of tbe Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTFOLIO RESOURCES GROUP, INC.

REPORT

DECEMBER 31, 2016

PRX902054	Jose and Olga Maraver
PRX902005	Antonio and Nora Camejo
PRX902013	Antonio Camejo
LVG132656	Carmen Elena Sosa
LVG131104	James Brewer Carias and Carmen Elena Sosa Brewer
LND001118	Juan Ignacio Sosa and Maria Elena Vera
LND131576	Juan Ignacio Sosa and Maria Elena Vera
PRX902047	Juan Ignacio Sosa
LND131527	Juan Ignacio Sosa Vera
LND902398	Juan Ignacio Sosa Vera
PRX902039	Monica Vaca
PRX902021	Sharon L. Vernon
PRX591139	Investment Resources International, Inc.
PRX591147	Portfolio Resources Advisor Group, Inc.
LVG131252	Capital Management Resources
LVG131716	Capital Management Resources
LND131170	Inversiones Sosabas
LND131220	Briceno & Asociados
LND132681	Pinto Enterprises, Ltd.
LND133010	Welsher Enterprises, S.A.
LND131493	Venequip Corp S.A.
LND231780	Venequip Agro

PORTFOLIO RESOURCES GROUP, INC.
DECEMBER 31, 2016

Table of Contents

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft Lauderdale FL 33324
T 954 475 3199
F 954.472 4500
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Portfolio Resources Group, Inc.

We have audited the accompanying statement of financial condition of Portfolio Resources Group, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper, LLP

Fort Lauderdale, Florida
February 28, 2017

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents - Unrestricted	$ 478,159
Deposit with Clearing Organization	100,000
Restricted Cash	25,483
Due From Clearing Broker	476,887
Prepaid Expenses	77,814
Computer Equipment (Net of Accumulated Depreciation of $23,377)	11,250
Furniture and Fixtures (Net of Accumulated Depreciation of $135,279)	42
Office Equipment (Net of Accumulated Depreciation of $58,100)	7,514
Leasehold Improvement (Net of Accumulated Depreciation of $1,579)	5,544
Deferred Tax Asset	50,223
	$ 1,232,916

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		$ 66,620
Due to Related Party		57,784
Due To Brokers		459,830
Commissions Payable		144,043
Deferred Income Taxes Payable		3,411
Note Payable		20,200
Deferred Rent Liability		706
		752,594
COMMITMENTS AND CONTINGENCIES (SEE NOTE 5)		
STOCKHOLDERS' EQUITY:		
Common Stock - 1,000,000 Shares Authorized $1 Par Value; 142,258 Shares Issued; 123,333 Outstanding	$ 142,258	
Preferred Stock – 100,000 Shares of Series A Preferred Shares $1 Par Value; 100,000 Shares Issued and Outstanding	100,000	
Paid-In Capital	198,117	
Treasury Stock - At Cost 18,925 Shares	(64,247)	
Retained Earnings	104,194	480,322
		$ 1,232,916

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Principal Transactions		$ 1,404,335
Commission Income		2,026,312
Service Fee and Other Income		1,803,057
		5,233,704
OPERATING EXPENSES:		
Commission and Clearing Expenses		3,921,344
Compensation and Related Expenses		855,280
Occupancy Expense		111,963
Other Operating Expenses		308,054
		5,196,641
INCOME FROM OPERATIONS		37,063
OTHER INCOME		
Interest Income		30,356
INCOME BEFORE PROVISION FOR INCOME TAXES		67,419
PROVISION FOR INCOME TAXES:		
Current	$ 3,850	
Deferred	13,421	17,271
NET INCOME		50,148
PREFERRED DIVIDENDS PAID		13,250
NET INCOME TO COMMON STOCKHOLDERS		$ 36,898

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	COMMON STOCK	PREFERRED STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
STOCKHOLDERS' EQUITY JANUARY 1, 2016	$142,258	$ 100,000	$ 198,117	$ (64,247)	$ 67,296	$ 443,424
DIVIDENDS PAID					(13,250)	(13,250)
NET INCOME					50,148	50,148
STOCKHOLDERS' EQUITY DECEMBER 31, 2016	$ 142,258	$ 100,000	$ 198,117	$ (64,247)	$ 104,194	$ 480,322

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 50,148
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	20,110
Changes in Operating Assets and Liabilities:	
Increase in Due From Clearing Broker	(160,602)
Increase in Prepaid Expense	(22,151)
Decrease in Deferred Tax Asset	14,346
Increase in Accounts Payable and Accrued Expenses	39,622
Increase in Due to Broker	144,027
Increase in Commissions Payable	89,224
Decrease in Deferred Income Taxes Payable	(925)
Decrease in Deferred Rent Liability	(8,120)
Decrease in Due to Related Party	(10,079)
Net Cash Provided by Operating Activities	155,600
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of Computer Equipment	(6,574)
Net Cash Used by Investing Activities	(6,574)
CASH FLOW FROM FINANCING ACTIVITIES:	
Dividends Paid	(13,250)
Repayment of Note Payable	(12,000)
Net Cash Used by Financing Activities	(25,250)
INCREASE IN CASH	123,776
CASH AND CASH EQUIVALENTS - JANUARY 1, 2016	354,383
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2016	$ 478,159
CASH PAID DURING YEAR FOR:	
Interest	$ 2,718
Taxes	$ 3,850

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money market funds that are immediately available without material amount of penalty to be cash and cash equivalents.

See Accompanying Notes to Financial Statements

NOTE 1 ORGANIZATION AND DESCRIPTION OF BUSINESS:

Portfolio Resources Group, Inc. (the "Company") was formed as a corporation in the state of Florida on November 18, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

REVENUE RECOGNITION:

Revenues are recognized when earned and arise from commissions earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares, REITs, BDCs and variable annuities and are received directly from the related fund or issuer.

Administrative fee revenues are recognized when received and arise from quarterly account administrative fees charged in accordance with customer agreements.

INCOME TAXES:

The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CON'T):

INCOME TAXES (CON'T):

As of and for the year ended December 31, 2016, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

ESTIMATES:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line method. Depreciation expense for the year ended December 31, 2016 was $20,110.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

For cash and cash equivalents, due from clearing broker, accounts payable, and note payable, the carrying amounts approximate fair value because of the short maturity of these instruments.

DEFERRED RENT LIABILITY:

The Company amortizes lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

REGULATORY AUDITS:

FINRA has completed an audit of the periods 2011-2013, a letter of final determination has not been issued to the Company. Additionally, FINRA completed an audit of the period 2013-2015 and a final determination letter was issued with no material action found.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CON'T):

PREFERRED STOCK:

The Company authorized issuance of 100,000 shares of Preferred Stock, par value $1.00 per share which it designated as Series A Preferred Stock. The Series A Preferred Stock shall accumulate a dividend of 3% per Annum from funds legally available for distribution. The stock has no conversion rights to Common Stock, has no voting rights except with respect to matters pertaining to its rights and preferences, is redeemable at par by the Company after one year and by shareholder at any time after 5 years and has preference over common stock upon liquidation.

RESTRICTED CASH:

Restricted cash are funds that are required to be held in a separate account at Intercredit Bank under the office space lease agreement (Note 10) and is comprised of a certificate of deposit totaling $25,483 at December 31, 2016.

NOTE 3 NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c301), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was $269,524, which was $169,524 in excess of its required net capital, of $100,000. The ratio of aggregate indebtedness to net capital was 2.75 to 1.

NOTE 4 CONCENTRATIONS OF RISK:

Revenue Concentration:
A significant portion of the Company's customers are located in Venezuela and Israel.

Cash Concentration:
The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant risk. The Company does not maintain cash in a foreign jurisdiction.

NOTE 5 COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

NOTE 5 COMMITMENTS AND CONTINGENCIES (Con't):

The Company has been named as a party in a FINRA arbitration in connection with a customer of its related company, Portfolio Resources Advisor Group (PRAG), a registered investment advisor firm. The customer incorrectly filed a complaint with FINRA. The claim should have only been filed with the SEC against PRAG, and the independent contractor. The Company believes that there are no grounds for legal action against it given that the accounts were not held at the Company. The Company expects that this case will be settled by PRAG before going to arbitration, and if it does go to arbitration, the case against the Company should be dismissed because the Company is not a party to the dispute.

The Company has an expense sharing arrangement with Investment Resources International, Inc., an affiliated company, to pay 80% of the total staff payroll, plus an additional 1% administrative service fee.

NOTE 6 DUE FROM CLEARING BROKER:

Included in Due from Clearing Broker is $459,831 which is deposits of broker's accounts. The Company withholds and deposits into this account 5% of gross commissions, typically up to $50,000 per broker, although risk evaluations and deposits may vary by broker, as deposits to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees.

NOTE 7 RELATED PARTY TRANSACITONS:

EXPENSES:

Included in compensation and related expenses is $781,724 for staff expenses and human resources services costs paid to an affiliated company, Investment Resources International, Inc. The companies are related by common ownership. As of December 31, 2016 there is a Due to Related Party of $57,784 to this affiliate.

The Company has an expense sharing arrangement with affiliates Investment Resources International and Portfolio Resources Advisor Group to pay a share of the office rent. For the year ended December 31, 2016, the rent reimbursements were $26,294 and are included in rent expense in the accompanying statement of operations.

REVENUES:

The Company receives pass-through reimbursements of clearing charges from its affiliated investment advisory firms for clearing charges they incurred for executing trades in their clients' investment advisory accounts. For the year ended December 31, 2016 the clearing reimbursements were $94,884 which are included in service fee and other income.

NOTE 8 NOTE PAYABLE:

The Company entered into a 24-month promissory note of $32,000 in December 2015 in relation with the purchase of its treasury stock. The terms called for eight equal quarterly payments in arrears which commenced in April 2016. The balance of the note at December 2016 is $20,000 with interest at 4.00% per annum on the remaining balance.

NOTE 9 INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation. The temporary difference that gives rise to the deferred tax asset is a net operating loss of $221,811. Losses will expire as follows:

2032	$ 18,992
2034	$ 61,078
2035	$ 141,741

The components of taxes on income for the year ended December 31, 2016 are as follows:

Current Tax Expense:	
Federal	$ -
State	3,850
	$ 3,850
Deferred Tax Expense:	
Federal	$ 9,478
State	3,943
	$ 13,421
Provision for Income Taxes	$ 17,271

NOTE 10 OPERATING LEASES:

The Company has occupied its current office space since 2006. In January 2012, the Company amended their lease agreement to include additional office space expiring January 2017. On October 3, 2016, the company signed an amended lease agreement extending the term of the lease to May 31, 2024 which also waived 5 months of 2017 rent and cancelled the provision for a letter of credit. The monthly payment is $12,479 which represents base rent and sales tax. The future minimum rental payments due under the lease are as follows:

Year Ending December 31,	
2017	$ 87,348
2018	152,377
2019	156,956
2020	161,668
2021	166,535
Thereafter	422,691
Total	$1,147,575

As part of the operating lease addendum for office space, the landlord relinquished the need for the company to have a $25,000 letter of credit which is fulfilled by the Company with a Certificate of Deposit at Intercredit Bank (Note 2).

The Company entered into a five-year operating lease on October 2016 for two copiers expiring October 2021. The monthly payment is $468 which represents base rent and sales tax. The future minimum lease payments due under the lease are as follows:

Year Ending December 31,	
2017	$ 5,616
2018	5,616
2019	5,616
2020	5,616
2021	4,680
Total	$ 27,144

For 2016, rent expense amounted to $111,963 and copier lease amounted to $4,325.

NOTE 11 TREASURY STOCK:

There are 18,925 shares of common stock that were previously repurchased by the Company at a cost of $62,247. The shares are being held in treasury for reissuance. At the end of December 31, 2016, the total of treasury stock at cost is as follows:

8,925 Shares at cost	$ (26,247)
10,000 shares at cost	(38,000)
	$ (64,247)

NOTE 12 DIVIDENDS PAID:

During the year ended December 31, 2016 the Company paid accumulated dividends on its cumulative preferred shares. The amount consists of dividends for the following years:

Year Ended December 31, 2012	$ 1,250
Year Ended December 31, 2013	3,000
Year Ended December 31, 2014	3,000
Year Ended December 31, 2015	3,000
Year Ended December 31, 2016	3,000
	$ 13,250

SUPPLEMENTARY INFORMATION

PORTFOLIO RESOURCES GROUP, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2016

CREDITS:		
Shareholders' Equity		$ 480,322
DEBITS:		
Prepaid Expenses		77,814
Property, Plant & Equipment		24,350
Deferred Tax Asset		50,223
Restricted Cash		25,483
Due From Clearing Broker		17,056
		194,926
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		285,396
Haircuts on Securities Position:		
Money Market Fund	$ 2,481	
Brokers Guarantee	9,197	
Special Reserves	232	
Foreign Currency	1,421	
Securities Owned	2,541	15,872
NET CAPITAL		269,524
MINIMUM NET CAPITAL REQUIREMENT:		
6 2/3% of Aggregate Indebtedness of $743,469 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 169,524
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		275.84%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts Payable and Accrued Expenses		60,906
Due to Brokers		459,830
Commissions Payable		144,043
Note Payable		20,200
Deferred Rent Liability		706
Due To Related Party		57,784
		$ 743,469

See Report of Independent Registered Public Accounting Firm

II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2016 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in the paragraph (k)(2)(ii).

III – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2016 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at December 31, 2016.

IV – RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

NET CAPITAL PER COMPUTATION	$ 269,524
Adjustments:	
Deferred Income Taxes Payable	6,949
Due From Clearing Broker	17,056
Haircut on Foreign Currency	(457)
Due to Brokers	(1,388)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 291,684

EisnerAmper LLP
900 South Pine Island Road
Suite 710
Ft. Lauderdale, FL 33324
T 954.475.3199
F 954.472.4500

www.eisneramper.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Portfolio Resources Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Portfolio Resources Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper, LLP

Fort Lauderdale, Florida
February 28, 2017

PORTFOLIO RESOURCES GROUP, INC.
EXEMPTION REPORT
DECEMBER 31, 2016

Portfolio Resources Group, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240 15c3-3 (k)(2)(ii) throughout the year ended December 31, 2016.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2016 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2016.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Portfolio Resources Group, Inc.

I, Antonio Camejo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: A Camejo

Title: President

Date: February 28, 2017

See Report of Independent Registered Public Accounting Firm